EXHIBIT 99.1

Management’s Discussion and Analysis

For the three and nine month periods ended September 30, 2012

As of November 14, 2012

TABLE OF CONTENTS

INTRODUCTION [3]

OVERVIEW [3]

PERMITTING MOVING STEADILY FORWARD [4]

SITE ASSESSMENT [5]

VATUKOULA GOLD MINES PLC [8]

ACQUISITION OF PARAGON MINERALS CORPORATION [12]

GRANT OF STOCK OPTIONS [12]

OUTLOOK [12]

SUMMARY OF QUARTERLY RESULTS [13]

REVIEW OF FINANCIAL RESULTS [13]

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES [15]

OUTSTANDING SHARE DATA [16]

OFF-BALANCE SHEET ARRANGEMENTS [16]

RELATED PARTY TRANSACTIONS [17]

ACCOUNTING POLICIES [17]

FINANCIAL INSTRUMENTS [17]

INTERNAL CONTROLS OVER FINANCIAL REPORTING [19]

CRITICAL ACCOUNTING ESTIMATES [19]

RISK FACTORS [21]

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS [27]

CAUTIONARY NOTE TO U.S. INVESTORS [27]

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated November 14, 2012, focuses upon the activities, results of operations, liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the three and nine periods ended September 30, 2012. In order to better understand the MD&A, it should be read in conjunction with the unaudited interim consolidated financial statements and notes thereto for the three and nine month periods ended September 30, 2012 and the audited financial statements, notes and MD&A for the year ended December 31, 2011.

The Company’s unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Additional information about the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Alan Taylor, P. Geo., Chief Operating Officer, Vice President Exploration and Director of Canadian Zinc Corporation, is the Company’s non-independent Qualified Person for the purposes of National Instrument 43-101 and has approved the technical disclosures in the MD&A.

OVERVIEW

Canadian Zinc Corporation currently exists under the Business Corporations Act (British Columbia). The Company was incorporated in British Columbia, Canada, on December 16, 1965 under the Companies Act of British Columbia. On June 16, 2004, the Company's shareholders adopted new Articles to bring the Company's Charter documents up to date and into conformity with the new Business Corporations Act (British Columbia).

The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

The Company's principal focus is the exploration and development of the Prairie Creek Property (“Prairie Creek”) and adjacent mill and infrastructure facilities (a zinc/lead/silver, partially developed property) located in the Northwest Territories, Canada. The primary objective of the Company is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to rehabilitate, upgrade and modernize the Mine, inclusive of the processing plant and related site infrastructure, and secure the necessary capital funding and operating permits.

A new independent Mineral Resource model estimation completed in June 2012 by AMC Mining Consultants (Canada) Ltd. reports 5.43 million tonnes of Measured and Indicated Mineral Resources with an average grade 10.8% Zn, 10.2% Pb, 0.31% Cu and 160 g/t Ag and in addition, 6.24 million tonnes of Inferred Mineral Resources with an average grade of 14.5% Zn, 11.5% Pb, 0.57% Cu and 229 g/t Ag.

A Preliminary Feasibility Study (“PFS”) completed by SNC Lavalin Inc. in June 2012 indicates a pre-tax net present value of $253 million using an 8% discount, with an internal rate of return of 40.4% and payback period of 3 years. (See Canadian Zinc press release dated June 27, 2012).

The PFS generated economic parameters to convert the new Measured and Indicated Mineral Resources to Proven and Probable Mineral Reserves. The new Mineral Reserves at Prairie Creek Property were estimated by Barrie Hancock P. Eng. at 5.22 million tonnes averaging 9.4% Zn, 9.5% Pb, and 151 g/t Ag. The Proven and Probable Mineral Reserve is capable of supporting a mine life of 11 years at the planned milling rate of 1,000 tonnes per day. In addition the significant tonnage of Inferred Resource is expected to add to the mine life once more detailed definition drilling is carried out.

A new National Instrument (“NI”) 43-101 Technical Report entitled Prairie Creek Property Northwest Territories, Canada Technical Report for Canadian Zinc Corporation, Qualified Persons J. M. Shannon, P. Geo., AMC Mining Consultants Ltd.; D. Nussipakynova, P. Geo., AMC Mining Consultants Ltd.; JB Hancock, P. Eng., Barrie Hancock & Associates Inc.; and B MacLean, P. Eng., SNC-Lavalin Inc. and dated June 15, 2012 was filed on SEDAR.

The Prairie Creek Mine regulatory applications for operating permits continue to be processed by the Mackenzie Valley Land and Water Board (“MVLWB”) and Parks Canada. The MVLWB issued a revised draft work plan timetable for the main Type “A” Water Licence and associated Land Use Permits, indicating the issue of a Water Licence in mid-2013. Road related Land Use Permit applications with the MVLWB and Parks Canada have been submitted for review.

On September 24, 2012, the Company completed a business combination with Paragon Minerals Corporation (“Paragon”) such that Paragon became a wholly owned subsidiary of Canadian Zinc. Paragon’s primary project is its 100% interest in the South Tally Pond Property, which includes the Lemarchant deposit, and is located in a proven mining district near Buchans, Newfoundland.

Canadian Zinc currently holds 12,573,380 shares of Vatukoula Gold Mines plc (“VGM”), which represents approximately 10.7% of the issued share capital of VGM. VGM is a UK company, listed on the AIM (part of the London Stock Exchange), which owns and operates the Vatukoula gold mine located in Fiji.

The Company is considered to be in the exploration and development stage given that its exploration properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production. Canadian Zinc has experienced long delays in obtaining permits, and expects a continued lengthy process with its permitting activities.

PERMITTING MOVING STEADILY FORWARD

Positive Environmental Assessment

The Company's principal focus has been to advance the Prairie Creek Property towards receiving a Class “A” Water Licence and associated Land Use Permits, through the regulatory process established under the Mackenzie Valley Resource Management Act, that will permit the further development and subsequent mine production at Prairie Creek.

After successful completion of a nearly four year environmental assessment process, the Mackenzie Valley Environmental Impact Review Board (“Review Board”) issued its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc’s proposed Prairie Creek Mine on December 8, 2011.

The Review Board concluded that the proposed development of the Prairie Creek Mine as described in the Report of Environmental Assessment, including the list of commitments made by Canadian Zinc during the proceedings, is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern.

The Review Board concluded that an environmental impact review of this proposed development is not necessary and that the Prairie Creek Mine project should proceed to the regulatory phase for approvals by the Mackenzie Valley Land and Water Board (“Water Board”).

In a Decision dated June 8, 2012, the Minister of Aboriginal Affairs and Northern Development, on behalf of the responsible Ministers with jurisdiction, including the Minister of the Environment, the Minister of Fisheries and Oceans, the Minister of Environment and Natural Resources, the Minister of Transport Canada and the Minister of Environment and Natural Resources of Government of the Northwest Territories, advised the Review Board of the Decision that the Ministers will not order an environmental impact review of the proposed development of the Prairie Creek Mine, nor will they refer the proposal to the Minister of the Environment for a Canadian Environmental Assessment Act joint panel review.

Work Plan and Directive on Class ‘A’ Water Licence (Operations)

In January 2012, following the completion of the Environmental Assessment in December 2011, the Water Board commenced the regulatory process for the issue of a Class “A” Water Licence and Land Use Permits for the operation of the Prairie Creek Mine. In February 2012, the Company submitted a Consolidated Project Description (“CPD”), highlighting the changes that resulted from commitments made by Canadian Zinc during the environmental assessment process.

The Water Board completed its review of the information contained in the application, Environmental Assessment and the CPD and in May 2012, issued a Directive on the additional information required by the Water Board at this stage of the Regulatory Process.

During the course of the previous Environmental Assessment the Company committed to further water quality/treatment studies. The water quality/treatment studies are based on products generated from representative bulk rock and water samples previously collected from site which have been processed utilizing a milling process circuit developed from previous metallurgical studies by SGS Lakefield.

In the fall of 2011 the Company collected a 700 kg bulk composite sample of mineralization from the 870m and 930m underground levels at Prairie Creek. The material was shipped to SGS Minerals Services in Vancouver for processing. The locked cycle tests were performed with water that was collected and shipped down from the Prairie Creek Mine in order to produce representative process water. The sample was crushed and sorted then sent to SGS Lakefield to undergo Dense Media Separation and then returned to Vancouver.

SGS has carried out a number of locked cycle tests in order to generate mineral concentrates, waste tailings and waste water. The process water then underwent further treatment studies conducted by CEMI Labs along with toxicity studies by Hatfield Consultants. Other generated products, such as the tailings, are slated for further engineering studies related to paste backfill.

In October 2012, the Company’s filed its response to the Water Board and in a further submission in November incorporated the results of additional water quality/treatment studies received from SGS Lakefield and CEMI Labs.

Due to the necessary time required to complete the lab testing program the Water Board revised the original work plan.

Under the revised work plan issued by the Water Board, technical sessions are now scheduled to be held in Yellowknife, NT in late November 2012 with a public hearing now scheduled in late January 2013. A draft Water Licence is expected in April 2013 followed by a final licence after Ministerial approval in June 2013.

Documentation related to this regulatory process is posted on the Water Board website at www.mvlwb.ca/mv/registry.aspx (Year 2008, Canadian Zinc MV2008L2-0002).

Road Land Use Permits (Operations)

Additional Land Use Permits and Water Licences for operations relating to the access road that connects the Prairie Creek Mine to the Liard Highway are also required. The access road passes over both Crown land and through the expanded Nahanni National Park Reserve. The Company has applied to both the Water Board and Parks Canada for these road related permits and licences.

In April 2012, the Water Board approved an extension of the Company’s Land Use Permit (“LUP”), MV2003F0028, for the use of the road on Crown land. In July 2012, Parks Canada extended the LUP for that portion of the road that passes through the expanded Nahanni National Park Reserve for an additional term of two years to April 2014. These permits will allow CZN to undertake road rehabilitation work and prepare the road for operational use. The permits allow use of the road for the re-supply and maintenance of the mine, but do not provide for the planned operational use of the road.

The proposed re-alignments of the access road were considered as part of the Environmental Assessment and were approved by the Review Board in December 2011. In May 2012, the Water Board distributed the applications for a LUP and Water Licence to construct realignments and operate the road for production purposes. In July 2012, the Company responded to the Water Board’s further information requests and a draft permit is expected to be forthcoming.

In April 2012, the Company met with Parks Canada at a two day technical session in Fort Simpson, NWT, to discuss the applications associated with road access through the Nahanni National Park Reserve. The Nahanni Butte Dene Band and the Dehcho First Nations were represented at the technical session. A partial road application was submitted to Parks Canada in June 2012. Further field information was collected in September 2012 and the complete application is expected to be submitted in mid-November, 2012.

In July 2012, Transport Canada confirmed that the proposed road works, including proposed new bridges, are not subject to the Navigable Waters Protection Act and therefore the Navigable Water Protection Act is not applicable to the proposed works.

New Mine Decline Land Use Permit Issued (Exploration)

In May 2012, the Water Board issued a new Class ‘A’ Land Use Permit, MV2012C0008, for the activity of underground decline development, valid for a period of five years commencing May 10, 2012 and expiring May 9, 2017. The new Land Use Permit entitles CZN to conduct mining exploration and associated activities, including underground decline development, at the Prairie Creek Mine.

The new decline and underground development will be strategically located to facilitate the drilling of key areas and also to allow integration of the underground development with that required to further access the mine resource, and to enable drilling of the under-explored portions of the deposit at depth during the period leading up to mine construction.

Class “B” Water Licence Amended and Extended (Exploration)

The Water Board also approved an amendment and extension to the Company’s existing Class “B” Water Licence, MV2001L2-0003, for the management, treatment and discharge of mine water from the mine site. The Water Licence has now been amended to cover the underground development of the new decline from the existing 870m level, including pumping, treatment and discharge of water inflows using the existing water treatment infrastructure, and placement of waste rock on an existing waste rock pile. The term of the Water Licence has been extended to September 9, 2019.

With the issue of an amended Water Licence, a new Minewater Contingency Plan was submitted for review. An application request to further revise the Water Licence compliance levels to be comparable to the Metal Mining Liquid Effluent Regulations was made in August and is under review with the Water Board.

SITE ASSESSMENT

Prairie Creek Development Plan and Preliminary Feasibility Study

A Preliminary Feasibility Study (“PFS”) prepared by SNC-Lavalin Inc. (“SNC”) of Vancouver was submitted to the Company in June 2012 and the corresponding Technical Report by AMC Mining (Canada) Ltd. compliant with National Instrument 43-101 was filed on SEDAR on August 9, 2012. This report contains capital cost estimates for the rehabilitation and upgrading of the mill, power plant and water treatment plant, and for new water storage ponds. It includes an engineering procurement and construction management plan, as well as working cost estimates for mining, processing and transportation. A comprehensive cash flow model was designed to estimate the economics of the proposed operation.

Highlights of the Preliminary Feasibility Study

•
Pre-tax Net Present Value (“NPV”), using an 8% discount, of $253M, with an internal rate of return (“IRR”) of 40.4% and payback period of three years, based on base case metal price forecasts of $1.20/lb for both zinc and lead and $28.00/oz silver, for the first two years of mine production during 2014/15, then reducing to long-term prices of $1.00/lb zinc, $1.00/lb lead and $26.00/oz silver in 2016 and thereafter.

•	Average annual earnings before interest taxes depreciation and amortization (“EBITDA”) of $66M per year and $686M over the life of the Project.
•	11 year mine life based exclusively on a defined mineral reserve of 5.2 million tonnes, grading 9.4% zinc and 9.5% lead, with 151 g/t silver.
•
The PFS does not take into consideration the Inferred Resources of 6.2 million tonnes of 14.5% zinc, 11.5% lead and 229 g/t silver, which is currently too speculative geologically to have economic considerations applied to them, however, if upgraded to measured or indicated could add to mine life.

•	Average annual production of 60,000 tonnes of zinc concentrate and 60,000 tonnes of lead concentrate containing 76M lbs of zinc, 90M lbs of lead and 2.2M ounces of silver.
•
100% underground operation with mining rates averaging 1,350 tpd, primarily utilizing the cut- and-fill mining method and with paste backfill consuming 100% of the tailings stream generated from the 1,000 tpd milling process.

•	Pre-production capital costs, excluding contingency, is estimated to be $160M of which $42M will be incurred in year 1 and $118M in year 2 with an additional contingency of $33M.
•
Working capital is estimated at $41M, which includes a $7M contingency and the cost and delivery of materials, supplies and fuel for the first season of operation in addition to the first three months of operating expenditures, with the assumption the concentrate will be sold as produced.

•	Average life-of-mine (“LOM”) cash operating costs of ore mined (before transportation costs) are estimated at $144/t and a LOM sustaining capital of $11M.
(All costs $CDN at par with $US, t=tonne, M=million, g=gram, lbs=pounds, tpd=tonnes per day, intended level of accuracy of capital cost estimates are +/-20%)

Development Schedule

Following deliver of the Prefeasibility Study, the Company has moved ahead with the development schedule for the Prairie Creek Mine. A contract was awarded to SNC to undertake detailed engineering based on the Prefeasibility Study design. During the summer of 2012, the Company completed geotechnical assessments and engineering details of various surface facilities, including the winter road route. Planning for the procurement of certain long-lead items was initiated.

The Company is currently planning to carry out pre-mine development site preparation and further optimization during 2013, along with completion of procurement of equipment and supplies. Consideration will be given to open the road for potential delivery of supplies and equipment in the first quarter of 2014.

Prairie Creek Mine – 2012 Site Programs

Numerous site development and exploration programs were undertaken at the Prairie Creek Mine Site during the summer season of 2012. Cabo Drilling (Pacific) Corp. was contracted to supply manpower and technical supervision for the 2012 exploration diamond drilling program during which a total of 5,629 metres of drilling was completed utilizing Company owned drills.

Drilling was continued in the Casket Creek area, located approximately 1.6 kilometres north of the most northern drill hole that defines the present mineral resource, in order to complete wedging some drill holes around the 2011 intercept in hole PC-11-187W2 which intersected 5% Pb and 11% Zn over 3.5 metres of core length. Drilling began in May 2012 utilizing the Company’s TM-2500 coring rig. A total of 2,182 metres over two drill holes (with wedging) was completed in 2012. The drill holes confirmed stratigraphy and contained a number of structural zones, however, no visual high grade mineralization was evident but assays are pending. After completing this phase of drilling at Casket Creek the TM-2500 drill rig was moved back to the Mine Site in September for maintenance and winter storage.

The Company’s Longyear drill rig focused on drilling infill areas closer to the Mine Site and within the defined mineral resource. Drilling commenced in June 2012 and a total of 3,447 metres over nine drill holes was completed to the end of September. Most of these holes were drilled at depth and along strike in the proximity of the known underground workings. Targeted areas included locations that have the potential to be upgraded from the inferred category to the indicated resource category.

Analytical results for the 2012 exploration program are expected later in November 2012.

A surface geophysical program involving both electromagnetic (EM) and gravity surveys was also completed on a small part of the Prairie Creek property in the proximity of the mine in August 2012. Interpreted results indicate a strong multi-channel EM anomaly, with coincident gravity anomaly, centered over a previously undrilled area immediately west of the existing underground workings. Further analysis of this anomaly is underway.

An auger drill rig contracted from Mobile Augers and Research Ltd., in Edmonton was airlifted to the Prairie Creek site in May. The auger drill completed a series of geotechnical holes within the existing water storage pond and also in areas proposed for the waste rock pile and a possible second water storage pond. This provided further engineering information for design and construction purposes and also for permitting requirements. Drilling a series of hydrological groundwater wells was also completed to further monitor the hydrology of the site area in preparation for mining activities.

Field work including geotechnical evaluation and studies of the road route through Nahanni National Park Reserve and adjacent areas has also been carried out. This included assessment of specific areas of route re-alignment focusing on bridge crossings, reducing steep grades and substratum assessment. A hydrologic assessment was also completed along the road corridor to support further regulatory requirements.

A detailed aerial LIDAR (light detection and ranging system) survey in combination with new surface imagery was also carried out by McElhanney Surveying utilizing a fixed wing aircraft. This survey provided accurate baseline data and maps for road routing and re-alignment and also for construction planning along the road and at the mine site. The data from this survey has now been delivered along with the orthophoto imagery. A second geotechnical helicopter supported field program involving drilling, surveying and sampling to further detail the route was completed in late September. This drill testing included standard penetrating load tests and perma-frost testing in areas where new structures or significant road cutting are proposed.

Using the new LIDAR data a property wide geological field-mapping and sampling program was completed in September 2012. Concentration was on the main mining leases which were accessed by the network of existing roads with some additional traverses being made. Previously mapped areas were incorporated and infill mapping and resampling were carried out. Results are being compiled using a Geographic Imaging System and are expected later in November 2012.

Further assessment work of the Mine Site ahead of planned construction was completed by various contractors. These included material inspections, roof and building envelope assessments and site refurbishment studies. Additional assessment of the mill and camp facilities were carried out with engineers from SNC Lavalin Inc. visiting and assessing the existing facilities. Underhill Geomatics Inc. completed a comprehensive internal laser scan survey within the mill building to provide “as built” engineering data for further design and planning. These engineering studies will continue until year-end with procurement planning continuing into 2013.

Aboriginal Training Programs at Prairie Creek Mine Site

In a major new initiative Canadian Zinc launched four significant onsite training programs at the Prairie Creek Mine Site this year. These training programs were undertaken with assistance from the Federal Government, Human Resources and Skills Development Canada, in the $4.2 million “More Than a Silver Lining” aboriginal training program, specifically for the Prairie Creek Mine, administered by the NWT Mine Training Society and assisted by the Government of the Northwest Territories. These training programs included training for positions such as Office Administration, Mineral Exploration Field Assistant, Environmental Monitors, Heavy Equipment Operators, Diamond Drill Helper, Advance Medical First Responder and Camp Cook.

The Silver Lining training program has trained 62 individuals with many of the graduates joining the staff at the Prairie Creek Mine, Canadian Zinc’s Fort Simpson office, or service providers to the Project.

On August 13, 2012, Hon. Bob McLeod, Premier of the NWT, together with David Ramsay, Minister of Industry, Tourism and Investment and Glen Abernethy, Minister of Justice and Human Resources, were accompanied by Herb Norwegian, Grand Chief of the Dehcho First Nations (“DCFN”) on a visit to the Prairie Creek Mine. The Premier, Ministers, and Grand Chief were particularly interested in the ongoing training programs for the local residents of the region. The Dehcho First Nations also supports the program through the provision of an income allowance for all DCFN members participating in the training. Herb Norwegian, Grand Chief of the Dehcho First Nations commenting on the Aboriginal training programs said: “Here is an opportunity to get some education and get to work. It’s the first step to working your way to the top.”

Other training programs, which will continue off-site, are currently being planned and co-ordinated by the Company and the Mine Training Society which has opened an office and training centre in Fort Simpson. Planning sessions are currently underway for training programs in 2013.

Collaboration Agreement signed with Government of the Northwest Territories (“GNWT”)

In August 2012, Canadian Zinc and the GNWT Department of Transportation signed a Collaboration Agreement to ensure effective co-operation related to the public transportation infrastructure that will support the Prairie Creek Mine project and will help ensure that both public needs and mine activities are supported.

Canadian Zinc plans to use the existing Northwest Territories public transportation system to bring goods, fuel and equipment by road to the Mine and to transport its mineral products from the Mine to world markets. As part of this collaborative agreement, to assist in priority setting, CZN will provide reports to the Department of Transportation on its anticipated road transportation requirements for the construction and operation of the Prairie Creek Mine.

VATUKOULA GOLD MINES PLC

Canadian Zinc currently holds 12,573,380 shares of Vatukoula Gold Mines plc, which represents approximately 10.7% of the issued share capital. VGM is a UK company, listed on AIM (part of the London Stock Exchange), which owns and operates the Vatukoula Gold Mine in Fiji. Operating for over 75 years, the mine has produced in excess of seven million ounces of gold.

The shares of VGM were acquired for investment purposes. Depending on the performance of the Vatukoula mine, which may affect the share price, and on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of VGM, through market transactions, private agreements or otherwise.

VGM shares are classified as marketable securities which are recorded at their fair market value on the date of acquisition. The carrying value of the securities is adjusted at each subsequent reporting period to the then fair value (based upon the closing market bid price and the Bank of Canada quoted exchange rate) with the resulting unrealized gains or losses included in comprehensive income or loss for the period.

Canadian Zinc recorded a mark-to-market gain on its investment in Vatukoula Gold Mines during the three month period ended September 30, 2012 of $3.0 million and a loss during the nine month period ended September 30, 2012 of $5.0 million. At September 30, 2012, the Company’s investment in VGM had a market value of $8.8 million. The market value of the Company’s investment in VGM at November 13, 2012, was $6.3 million. The outlook for this investment is dependent on the ongoing performance of VGM.

On November 1, 2012, VGM announced a private placement subscription agreement with Zhongrun International Mining Co. Ltd. (“Zhongrun”) for 20,000,000 new ordinary shares in VGM to be issued at a price of £0.33 per share for gross proceeds of £6.6 million. Zhongrun, which is a large shareholder in Canadian Zinc, had previously subscribed for 9,000,000 shares in VGM earlier in 2012. The private placement was completed on November 9, 2012 and Zhongrun now holds 29,000,000 shares of VGM representing 24% of the enlarged share capital of VGM.

Cautionary note: The historic and forward-looking information presented below with regard to the actual and proposed operations of Vatukoula Gold Mines plc has been summarized from VGM’s publicly filed documents. For further information on VGM refer to the company’s website: www.vgmplc.com

VGM’s unaudited preliminary operational results for the fourth quarter and the year ended August 31, 2012, expressed in British Pounds (GB£) and prepared in accordance with IFRS, were reported as follows:

Operational Highlights:	3 months ended Aug 2012 (Q4)	3 months ended May 2012 (Q3)	3 months ended Feb 2012 (Q2)	12 months ended Aug 2012	12 months ended Aug 2011
Total underground tonnes mined (ore, waste & capital)	119,617	114,703	116,462	477,089	427,688
Strike drive development (metres)	659	743	1,100	4,034	1,187
Capital development (metres)	1,544	1,453	1,004	4,975	2,307
Ore processed (tonnes)	122,150	114,091	115,919	479,524	498,123
Average ore head grade (grams/tonne)	3.89	3.55	5.01	4.24	3.77
Total recovery	75.96%	76.37%	78.85%	78.34%	81.20%
Gold produced	11,763	11,390	14,315	53,152	52,157
Gold shipped	11,597	12,562	13,869	52,616	53,461

Unaudited Financial Highlights:	12 months ended August 2012	12 months ended August 2011
Revenue (£'000)	54,949	47,964
Cash generated from operating activities (£'000)	6,370	(2,312)
Cash cost per ounce shipped (US$/ounce)	1,643	1,340
Average realised gold price (US$/ounce)	1,644	1,430
Capital Investment (£'000)	16,175	11,003
Cash and Cash equivalents (£'000)	2,439	12,849
*EBITDA and Operating Loss have been excluded from these results as they may be affected by non-cash audit adjustments

Operating Results	3 months ended Aug 2012 (Q4)	3 months ended May 2012 (Q3)	3 months ended Feb 2012 (Q2)	12 months ended Aug 2012	12 months ended Aug 2011
Underground Mining
Total underground tonnes mined (ore, waste & capital)	119,617	114,703	116,462	477,089	427,688
Operating development (metres)	3,229	3,656	4,073	15,513	20,960
Strike drive development (metres)	659	743	1,100	4,034	1,187
Capital development (metres)	1,544	1,453	1,004	4,975	2,307
Total development (metres)	5,432	5,852	6,177	24,521	24,453
Sulphide Plant
Sulphide ore delivered (tonnes)	69,420	69,283	79,158	304,042	336,085
Sulphide head grade (grams/tonne)	4.79	4.12	5.70	5.12	5.00
Oxide Plant
Oxide ore delivered (tonnes)	52,881	44,482	37,061	176,357	160,923
Oxide head grade (grams/tonne)	2.21	1.84	2.34	2.01	1.39
Total (sulphide + oxide)
Ore processed (tonnes)	122,150	114,091	115,919	479,524	498,123
Average ore head grade (grams/tonne)	3.89	3.55	5.01	4.24	3.77
Total recovery	75.96%	76.37%	78.85%	78.34%	81.20%
Gold produced	11,763	11,390	14,315	53,152	52,157
Gold shipped	11,597	12,562	13,869	52,616	53,461

Cash Costs
Cash cost per ounce shipped (US$)	1,795	2,034	1,426	1,643	1,340
Cash cost per tonne mined and milled (US$/tonne)	170	224	171	180	144
Average realised gold price (US$/ounce)	1,598	1,622	1,648	1,644	1,430

Underground Production and Development

Total tonnes of ore, waste and capital mined for the twelve months ended August 31, 2012 increased by 11% to 477,089 tonnes compared to the twelve months ended August 31, 2011. The higher tonnages were driven by increases in both strike drive and capital development, which increased from 1,187 metres and 2,307 metres to 4,034 metres and 4,975 metres respectively. For Q4, the total tonnage of ore, waste and capital mined was 4% higher than Q3. Capital development metres increased 115% for the twelve months ending August 31, 2012 from 2,307 metres in 2011 to 4,975 metres in 2012.

The ore delivered from underground for the twelve months ended August 31, 2012 was 304,042 tonnes, a 10% decrease compared to the same period last year. This reduction in ore delivered was due in part to the reduction of strike drive development during the year, which is typically delivered as ore. For Q4 the ore delivered remained relatively stable at 69,420 tonnes.

The average underground grade for the twelve months was 5.12 grams per tonne, which was higher than the same period last year (5.00 grams per tonne). For Q4 the average underground grade was 4.79 grams per tonne which was higher than Q3 (4.12 grams per tonne).

Underground operations still remain focused on infrastructure development which should enable the mine to produce at VGM’s long-term projected rate. The development program continues to remain on target with all major development ends either ahead of, or on schedule. The monthly capital development program has shown good progress resulting in an increase of 6% from 1,453 meters in Q3 to 1,544 in Q4.

Work on the 18 level Philip Shaft decline remains on target and is expected to hole into the bottom of the Philip Shaft in Q1 2013. This decline will allow the mine to clean out the historical spillage and re-equip the Philip Shaft between 18L and 20L, as well as provide access to the Prince William and 1500 Split orebodies below 18L. Cross-cut development to these orebodies from this decline is already at an advanced stage and is ahead of current schedules. Decline development for the high-grade Cayzer Prince orebody (which has proven and probable gold reserves totaling of 100,000 and 130,000 tonnes at grades of 17.80 g/t and 16.85 g/t respectively) commenced in August and is currently running ahead of schedule to allow access from March 2013.

Surface Production
Production from surface oxides and a sulphide waste pile situated near Philip Shaft for the twelve months delivered 176,357 tonnes at a grade of 2.01 grams per tonne. For Q4, surface production was 52,881 tonnes at an average grade of 2.21 grams per tonne. During the year surface operations have switched from a low-grade oxide waste dump, to a sulphide waste dump in the Philip Shaft vicinity. The sulphide waste dump material is generally of a higher grade when compared to the oxide material, but does impact the overall recovery. Supplementary surface tonnes for the year ahead will be predominantly from oxide sources. Mill feed from the Philip waste dump has now been completed; screening of Smith waste dumps is also providing similar grades.

Vatukoula Treatment Plant ("VTP")
During the twelve months, the VTP processed 479,524 tonnes of ore which was a 4% reduction compared to the same period last year (498,123 tonnes). For Q4 the VTP processed 122,150 tonnes of ore which was 7% higher than Q3 (114,091 tonnes).

The average grade increased from 3.77 grams of gold per tonne in the twelve months ending August 2011, to 4.24 grams of gold per tonne in the twelve months ending August 2012. This was driven by higher grades delivered from both underground and surface mining operations. For Q4 the grade increased to 3.89 grams per tonne from 3.55 grams per tonne in Q3, as a result of the higher grades delivered from underground and surface.

Recoveries for the twelve-month period and Q4 ran at 78.3% and 76.0% respectively. For the twelve months the recovery was lower than the comparable period last year as a result of the sulphide nature of the material delivered from the waste dump located near the Philip Shaft. On a quarterly basis the overall recoveries were similar.

Unaudited Financial Highlights

Revenue for the twelve months ending August 31, 2012 of £54.9 million was higher than the same period last year (£47.9 million). VGM’s year-on-year sales volume decreased marginally, however VGM benefited from a significant increase in gold prices. The average realized gold price was US$1,644 in the twelve months ended August 2012 compared to US$1,430 per ounce in the same period in 2011.

The net cash generated / used in operating activities increased from £2.3 million used in the twelve months ended August 2011 to £6.4 million generated in the twelve months ended August 2012. Prior to movements in working capital these figures are £1.5 million generated and £1.3 million used respectively. The movements in working capital are represented by a decrease in gold inventories of £0.6 million as VGM sold gold stock over the period and an increase of accounts payable of £6.8 million.

Capital investment increased from £11 million in the twelve months ended August 2011 to £16.2 million in the twelve months ended August 2012. This increase is mainly attributable to an increase in resource and reserve drilling activities of £1.5 million and an increase in mine development of £3.2 million.

Cash costs for Q4 were US$1,795 per ounce shipped (Q3: US$2,034 per ounce shipped). The main reasons for the decrease in the cash costs per ounce is the increase in grade and recovery from the mill and the decrease in cash costs per tonne mined and milled from US$224 in Q3 to US$170 in Q4. The decrease in cash cost per tonne was driven by a lower movement in gold in circuit than in the previous period and lower power and explosive costs.

ACQUISITION OF PARAGON MINERALS CORPORATION

On July 31, 2012, Canadian Zinc announced that it had entered into a binding arrangement agreement to complete a business combination as well as a non-brokered private placement with Paragon Minerals Corporation (TSXV: PGR). On September 24, 2012, Canadian Zinc has acquired all of the outstanding common shares of Paragon in exchange for common shares of Canadian Zinc on the basis of 0.136 of a share of Canadian Zinc for each share of Paragon.

The acquisition has been accounted for as a purchase of assets and the assumption of liabilities by the Company. The transaction does not qualify as a business combination under IFRS 3, Business Combinations, as significant inputs and processes that constitute a business were not identified. Total consideration transferred was $4,345,000, which was comprised of the issuance of 7,299,019 common shares valued at $3,394,000 based on the closing market price of the Company’s shares on September 24, 2012 of $0.465 per share, conversion of options and warrants with a fair value of $53,000, 7,000,000 Paragon shares previously acquired and valued at $420,000 based on the closing market price of Paragon shares on September 24, 2012 of $0.06 per share and transaction costs of $478,000. The purchase price was allocated to the assets acquired and the liabilities assumed based upon their estimated fair value at the date of acquisition. A value of $4,153,000 was allocated to exploration and evaluation assets for the mineral interests.

The allocation of the purchase price of the net assets acquired is preliminary and may vary based upon finalization of transaction cost adjustments.

Paragon’s primary project is its 100% interest in the South Tally Pond Property, which includes the Lemarchant deposit, and is located in a proven mining district near Buchans, Newfoundland. The South Tally Pond Property covers 261 km2 and is immediately adjacent to Teck Resources Limited’s Duck Pond Cu-Zn mine and mill complex. The Lemarchant deposit is a significant precious metal-rich copper-lead-zinc Volcanogenic Massive Sulphide (“VMS”) discovery with a potential opportunity to develop into a viable economic resource. An initial National Instrument (“NI”) 43-101 mineral resource estimate that was recently completed by Paragon on the Lemarchant deposit includes the following defined mineral resources:

•	Indicated resource estimate: 1.24 million tonnes at an average grade of 5.38% Zn, 0.58% Cu, 1.19% Pb, 1.10 g/t Au and 59.17 g/t Ag; and
•	Inferred resource estimate: 1.34 million tonnes at an average grade of 3.70% Zn, 0.41% Cu, 0.86% Pb, 1.00 g/t Au and 50.41 g/t Ag.

(See Paragon Technical Report and Mineral Resource Estimate on Lemarchant Deposit, South Tally Pond VMS Project, Central Newfoundland, dated March 2, 2012 filed on SEDAR.)

The Lemarchant deposit has been defined to a 210 m depth and remains open along strike and at depth. The exploration potential outside of the Lemarchant area of the South Tally Pond Property is still relatively untapped with numerous priority VMS targets that have seen limited or no drilling.

GRANT OF STOCK OPTIONS

The Company has granted stock options to certain officers and employees to purchase a total of 960,000 shares of the Company for a period of five years at an exercise price of $0.46 per share pursuant to the Corporation's stock option plan. The granting of the options is subject to all necessary regulatory approvals.

OUTLOOK

Canadian Zinc’s continued focus for the balance of 2012 and for 2013 will be to advance the Prairie Creek permit applications through the final regulatory phase to the issue of permits allowing for production. Laboratory testing relating to water treatment work is finished and the results have been submitted to the Water Board. Technical sessions are scheduled in mid-November with public hearings to be held in January. The water license is now expected in mid-2013.

Working with SNC Lavalin Inc. and other consultants, the Company plans to advance the development of the Prairie Creek Project. Following delivery of the Preliminary Feasibility Study in June 2012, further site investigation and geo-technical work, under the direction of SNC, has been completed and engineering and procurement activities will continue during the winter of 2012 and into the new year.

The Company is conducting further technical work to assist in this process which involves further planning and design, site investigations to further assess the existing infrastructure, optimizing the mill plan layout and further assessing the transportation corridor.

At September 30, 2012, the Company had working capital of $16.4 million and is well positioned to finalize the 2012 programs, continue engineering work and begin procurement of long lead time items.

Canadian Zinc is also evaluating its newly acquired base metal properties, including the South Tally Pond VMS project, in Newfoundland and preparing exploration work plans and budgets for 2013.

SUMMARY OF QUARTERLY RESULTS

(Unaudited) Quarter ended	Investment Income	Net Income (Loss)	Net Income (Loss) per Common Share – basic and diluted
September 30, 2012	$ 44	$ (621))	$ -
June 30, 2012	50	(9,423))	(0.06))
March 31, 2012	48	(2,532))	(0.02))
December 31, 2011	4	(3,518))	(0.03))
September 30, 2011	9	(5,293))	(0.04))
June 30, 2011	16	(10,307))	(0.08))
March 31, 2011	21	(14,244))	(0.11))
December 31, 2010	12	7,400	0.06
All quarterly results prepared in accordance with IFRS	(thousands of dollars except per share amounts)

The Company’s investment income increased in the first two quarters of 2012 as the cash, cash equivalents and short-term investments increased due to equity financings completed in late 2011 and early 2012 but decreased over the four quarters of 2011 and the third quarter of 2012 as the Company funded its operating activities. In addition, the rate of return for such investments has remained significantly low for all eight quarters.

The net income, or in most quarters the net loss is largely made up of two items; the increase or decrease in the fair market value of the Company’s investment in VGM and exploration and evaluation costs at the Company’s Prairie Creek mine site. In the last quarter of 2010 and the third quarter of 2012, the net income or loss was primarily affected by a gain in the fair market value of the Company’s investment in VGM, while in all other quarters the net loss was primarily affected by a loss in the fair market value of the Company’s investment in VGM. All quarters were significantly affected by the Company’s exploration and evaluation costs which, in accordance with the Company’s accounting policy, are expensed as incurred.

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and nine month periods ended September 30, 2012 and other public disclosure documents of the Company.

For the three and nine month periods ended September 30, 2012, the Company reported a net loss and comprehensive loss of $621,000 and $12,576,000, respectively, compared to a net loss and comprehensive loss of $5,293,000 and $29,844,000 for the same periods, respectively, ending September 30, 2011. The net loss in the three and nine month periods ended September 30, 2012 included a mark-to-market gain of $3,032,000 and a loss of $4,998,000, respectively, on the Company’s marketable securities, compared to mark-to-market losses of $2,703,000 and $23,737,000 for the comparative periods in 2011.

Excluding the gain or loss on the marketable securities, the Company recorded a loss of $3,653,000 in the third quarter and a loss of $7,578,000 in the nine months ended September 30, 2012, compared to similar losses of $2,590,000 and $6,107,000 in the same periods last year.

Exploration and Evaluation Costs

For the three and nine month periods ended September 30, 2012, the Company expensed $3,376,000 and $6,492,000 respectively on its exploration and evaluation programs at Prairie Creek compared to $2,275,000 and $4,635,000 for the same periods respectively ending September 30, 2011. Details of the exploration and evaluation costs are shown in Note 13 to the unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2012.

The overall increase in expenditures at the Prairie Creek Mine Site relates primarily to the increased expenditures related to the diamond drilling program and associated camp operation costs of $2,115,000 and $3,759,000 respectively, compared to $1,308,000 and $1,901,000 in the comparative periods as the Company began site programs earlier than the previous year. Costs associated with permitting activities decreased somewhat in the nine month period ended September 30, 2012 to $1,128,000 (Nine month period ended September 30, 2011 - $1,412,000).

The process for obtaining operating permits in the Mackenzie Valley in general and relating to the Prairie Creek Mine in particular, has been marked by long delays and this extended process is expected to continue. As described in this MD&A the Company considers that it has made continued progress in this process. The Company intends to continue to work through the process for obtaining operating permits in 2012 and 2013 and expects that there will continue to be significant costs associated with the process. Given the open-ended nature of the permitting process, the Company is not able to provide, with any reasonable assurance, an estimate as to the total costs for obtaining operating permits.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the three and nine month periods ended September 30, 2012 was $44,000 and $142,000, respectively versus $9,000 and $46,000 for the comparative periods. The increase is attributable to the overall increase in amounts available for investment during the periods ended September 30, 2012 versus the comparative periods.

Administrative Expenses

Administrative expenses (excluding share-based compensation and depreciation) of $441,000 and $1,433,000 for the three and nine month periods ended September 30, 2012 remained largely unchanged versus $400,000 and $1,522,000 for the three and nine month periods ended September 30, 2011.

Other Income (Expenses)

Share-based compensation: Share-based compensation was $5,000 and $40,000 for the three and nine month periods ended September 30, 2012 versus $56,000 and $200,000 for the comparative periods due to a lower amount of unvested stock options in the current comparative periods. The share-based compensation expense value was calculated using the Black-Scholes valuation method with assumptions as described in the ”Critical Accounting Estimates” section to this MD&A.

Loss on marketable securities: The Company reported a gain on marketable securities of $3,032,000 for the three month period ended September 30, 2012 and loss of $4,998,000 for the nine month period ended September 30, 2012 versus a loss of $2,703,000 and $23,737,000 for the comparative periods. The gain or loss arose as a result of the change in quoted prices for the marketable securities in which the Company invested. All the Company’s marketable securities have been designated as fair value through profit or loss by the Company. The total loss recorded on marketable securities for the three and nine month periods ended September 30, 2012 is based upon the closing market bid price of the shares at September 30, 2012.

Foreign Exchange: The Company incurred a foreign exchange loss of $nil and $nil for the three and nine month periods ended September 30, 2012 compared with a gain of $13,000 and a loss of $13,000 in the comparative periods. The Company does not currently hold any foreign currencies.

Tax Deduction Recovery

During the three month period ended March 31, 2012, the Company renounced exploration and evaluation expenses deductible for Canadian income tax purposes of $2,456,000 (March 31, 2011 - $5,000,000) in respect of the flow-through shares issued in 2011 (see Note 11). As at September 30, 2012, the Company has incurred eligible exploration and development costs of $2,456,000. As at September 30, 2011 the Company had incurred eligible exploration and development costs of $2,491,000, which included costs incurred in fiscal 2010. Accordingly, the Company reduced the liability to sell the tax deductions, initially recognized at $295,000, and recognized a tax deduction recovery during the three and nine month periods ending September 30, 2012 of $142,000 and $295,000 respectively versus $139,000 and $277,000 respectively for the comparative periods.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

At September 30, 2012, the Company had a positive working capital balance of $16,432,000 including cash and cash equivalents of $619,000, short term investments of $8,162,000 and marketable securities of $8,804,000 (for a total of $17,585,000). At December 31, 2011, the Company had cash and cash equivalents of $2,975,000, short term investments of $5,407,000, marketable securities of $13,707,000, and a positive working capital balance of $21,175,000.

The Company’s short term investments at September 30, 2012, consist primarily of Guaranteed Investment Certificates; the Company does not hold, and has never held, any asset-backed commercial paper. The Company’s accounts payable and accrued and other liabilities at September 30, 2012 were $1,632,000 compared to $1,015,000 as at December 31, 2011.

Cash inflows from financing activities totaled $8,231,000 for the nine months ended September 30, 2012 versus $110,000 for the comparative period, primarily arising from the Company’s financing activities at the beginning of 2012.

On January 6, 2012, the Company issued by way of public offering 7,610,000 units (“Units”) on a brokered basis at $0.67 per Unit, for aggregate gross proceeds of $5,099,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at any time until January 6, 2014 at a price of $0.90 per common share. The agent to the private placement was paid a commission of 6.5% of the gross proceeds from the offering and received broker’s warrants to acquire 494,650 common shares at any time until July 6, 2013 at a price of $0.67 per share. Net proceeds from the issuance were $4,602,000 after issuance costs comprised of the agent’s commission of $331,000 and other issuance costs of $166,000. The Company also recognized non-cash costs for the fair value of the share purchase warrants issued and broker’s warrants granted of $704,000 and $108,000, respectively.

On February 10, 2012, the Company issued by way of non-brokered private placement 6,000,000 units (“Units”) to Zhongrun International Mining Co. Ltd. at $0.67 per Unit, for aggregate gross proceeds of $4,020,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at any time until February 10, 2014 at a price of $0.90 per common share. In connection with the Zhongrun financing the Company paid a finder’s fee to an arm’s length intermediary. Net proceeds from the issuance were $3,749,000 after issuance costs comprised of the finder’s fee of $201,000 and other issuance costs of $70,000. The Company allocated $628,000 of the gross proceeds to the fair value of the share purchase warrants.

Financing activities also included issuing 4,130 common shares upon the exercise of warrants at an exercise price of $0.40 for proceeds of $2,000.

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income. The Company relies on equity financings to fund its working capital requirements and planned exploration, development and permitting activities.

The Company believes that the funds available to it remain sufficient for current operations and will enable Canadian Zinc to continue, for at least one year assuming no other factors changed, with the permitting process and the feasibility study for Prairie Creek. However, the Company’s expenditures could increase significantly in the short-term due to factors beyond the Company’s control, such as regulatory matters associated with the permitting process, and in particular, the possibility that external consultants’ time may be required. CZN cannot predict all costs that may be required as a result of external conditions imposed upon it and these expenditures could cause the Company’s cash and cash equivalents resources to be depleted at a faster rate than currently anticipated.

Additional capital will be required in order to bring the Prairie Creek Mine into production in the future. The ability to raise additional finance may be impaired, or such financing may not be available on favourable terms, due to conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or the conditions imposed upon the Company in its operating permits. This is discussed in more detail in the “Risk Factors” section in this MD&A. The SNC Pre-Feasibility Study estimated that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $160 million plus a contingency of $33 million for a total of $193 million. Working capital upon commencement of production is estimated in the Pre-Feasibility Study to be $34 million plus a contingency of $7 million for a total of $41 million.

The Company currently holds marketable securities in Vatukoula Gold Mines plc. The investments in VGM were acquired during 2009 and represent 99.7% of the total market value of CZN’s marketable securities at September 30, 2012. The Company’s ability to realize these investments (and make a gain) is dependent on the performance of the shares that have been acquired, which is not certain. At November 13, 2012, the market value of CZN’s shareholding in Vatukoula Gold Mines was $6.3 million, compared to $8.8 million at September 30, 2012.

The following table reflects the Company’s aggregate financial commitments as of September 30, 2012:

($’000s)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	722	37	446	239	-
Decommissioning Liability (2)	2,595	-	-	-	2,595
Total	3,317	37	446	239	2,595

(1)	Represents obligations under operating leases for office space and equipment.
(2)	The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

The table above does not include the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company has 164,022,261 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 7,605,533 and 13,756,836 common shares respectively.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

For the three and nine month periods ended September 30, 2012, the Company incurred rent expense with a corporation with a common director of the Company in the amount of $6,000 and $18,000 respectively versus $6,000 and $18,000 respectively for the comparative periods. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At September 30, 2012, $nil relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2011 - $4,000).

For the three and nine month periods ended September 30, 2012, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $151,000 and $470,000 respectively versus $130,000 and $425,000 respectively for the comparative periods. For the three and nine month periods ended September 30, 2012, the Company incurred share-based compensation with officers and directors in the amount of $5,000 and $33,000 respectively versus $39,000 and $162,000 respectively for the comparative periods.

ACCOUNTING POLICIES

The Company recently entered into agreements with the Mine Training Society (funded by the Canadian Federal Government’s Human Resources and Development Department) with a shared purpose of training personnel for future work at the Prairie Creek Mine. Accordingly, the Company has adopted effective January 1, 2012, International Accounting Standard 20 – Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”). There are two broad approaches to the accounting for government grants under IAS 20: the capital approach, under which a grant is recognized outside profit or loss, and the income approach, under which a grant is recognized in profit or loss over one or more periods. The Company chose to use the income approach as government grants are receipts from a source other than shareholders and therefore they should not be recognized directly in equity but should be recognized in profit or loss in appropriate periods.

The Company recognizes grants from the government at their fair value where there is a reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectability is reasonably assured. Government grants relating to costs are accrued as receivable and recognized in the consolidated statement of comprehensive income (loss) as a reduction of the related expense. Government grants relating to property, plant and equipment are accrued as receivable and recognized in the consolidated statement of financial position as a reduction of the carrying value of the related asset.

The Company expects to receive approximately $3 million over the next 3 years. For the three and nine month periods ended September 30, 2012, the Company received $161,000 and $278,000 respectively from the Mine Training Society (funded by the Government of Canada (HRSDC)) related to training costs and recorded as a reduction to the related expense. For the three and nine month periods ended September 30, 2012, the Company received $44,000 and $170,000 respectively from the Mine Training Society related to purchase of equipment and recorded as a reduction of the carrying value of the related asset.

On September 24, 2012, the Company acquired all of the outstanding shares of Paragon Minerals Corporation. The acquisition has been accounted for as a purchase of assets and the assumption of liabilities by the Company. The transaction does not qualify as a business combination under IFRS 3, Business Combinations, as significant inputs and processes that constitute a business were not identified.

FINANCIAL INSTRUMENTS

Financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables are measured at amortized cost less impairment. The Company has classified its other receivables as loans and receivables.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company has classified its cash and cash equivalents, short-term investments, marketable securities and restricted cash as FVTPL. The Company designated its marketable securities as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.

Financial assets classified as held-to-maturity are measured at amortized cost. The Company has no financial assets classified as held-to-maturity.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. The Company has no financial assets classified as available-for-sale.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or classified as other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequently, they are measured at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized through the consolidated statement of comprehensive income or loss. The Company has no financial liabilities classified as FVTPL.

The following table reflects the Company’s categories of financial instruments as at the specified date:

		September 30, 2012	December 31, 2011
Cash and cash equivalents	FVTPL	$ 619	$ 2,975
Short-term investments	FVTPL	8,162	5,407
Marketable securities	FVTPL	8,804	13,707
Other receivables	Loans and receivables	335	68
Restricted cash	FVTPL	214	214
Accounts payable	Other financial liabilities	(969)	(60))
Accrued and other liabilities	Other financial liabilities	(663)	(660))

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Furthermore, as the Company’s marketable securities are also in mining companies, market values will fluctuate as commodity prices change. Based upon the Company’s holdings at September 30, 2012, a 10% increase or decrease in the market price of the securities held, ignoring any foreign currency risk which is described below, would have resulted in an increase (or decrease) to net loss of approximately $880,000.

Included in the loss for the nine months ended September 30, 2012 is investment income on the Company’s cash and cash equivalents and short-term investments. If interest rates had been 100 basis points (1%) lower (higher) then net loss would have been approximately $42,000 higher (lower). The Company does not have any debt obligations which expose it to interest rate risk.

The Company holds marketable securities denominated in U.K. pounds sterling. Based upon the marketable securities held at September 30, 2012, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian dollar and U.K. pound sterling, the Company’s net income would be $55,000 higher (or lower). The Company does not hold cash and cash equivalents that are denominated in any foreign currency.

The Company considers that the following financial assets are exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and restricted cash. The total value of these items at September 30, 2012 is $17,799,000 (December 31, 2011 - $22,303,000). Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfill a contractual obligation resulting in a credit risk. The Company has never held any asset-backed paper instruments. The Company seeks to place its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions. Accordingly, the Company believes that it is exposed to minimal credit risks at the current time, although the concerns surrounding financial institutions globally have increased the risk of a credit default by a major bank impacting the Company. At September 30, 2012, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with two financial institutions.

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. As at September 30, 2012, the Company had positive working capital of $16,432,000 (December 31, 2011 - $21,175,000). Accordingly, the Company is able to meet its current obligations and has minimal liquidity risk. However, the Company will require significant additional funding in the future in order to complete the development of the Prairie Creek Mine Site and bring the mine into production. Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Company’s financial statements are prepared. As required under National Instrument 52-109, management advises that there have been no changes in the Company’s internal control over financial reporting that occurred during the most recent interim period, being the three months ended September 30, 2012, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from these estimates.

The critical accounting estimates used in determining the Company’s financial results and position are listed below.

Impairment of long-lived assets

The carrying value of property, plant and equipment at September 30, 2012 was $951,000 (December 31, 2011 - $1,063,000) and for exploration and evaluation assets was $8,869,000 (December 31, 2011 - $4,694,000).

The Company assesses at each date of the consolidated statement of financial position the carrying amounts of non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments for the time value of money and risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

At September 30, 2012, management carried out an impairment assessment and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of exploration and evaluation assets was indicated.

In assessing the future estimated cash flows management uses various estimates including, but not limited to estimated future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources. By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of the Prairie Creek Mine. The ultimate recoverability of amounts deferred for exploration and evaluation assets is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek Mine.

Decommissioning liability (Environmental estimates)

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning liability is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs or a constructive obligation is determined. Upon initial recognition of the liability, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit of production method. Following the initial recognition of a decommissioning liability, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. Changes to estimated future costs are recognized in the consolidated statement of financial position by either increasing or decreasing the decommissioning liability and the decommissioning asset.

Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the decommissioning liability estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

As at September 30, 2012, the Company estimated that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2,595,000 (December 31, 2011 - $2,445,000), mostly to be incurred at the end of the life of the mine. These cash flows have been determined to have a present value of $1,964,000 (December 31, 2011 - $1,907,000) discounted at 2.22% per annum (December 31, 2011 – 2.41%). It is assumed the settlement of the obligations will occur through to 2029.

Share-based compensation

Share-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield, and the expected life of the options. Management has used the following assumptions for its Black-Scholes calculations:

Period of Grant	Nine months ended September 30, 2012	Year ended December 31, 2011
Dividend Yield	Nil	0%
Risk free interest rate	Nil	1.9%
Expected life	Nil	2.6 to 3.5 years
Expected volatility (1)	Nil	79.4% to 85.1%
Weighted average grant date fair value	Nil	0.38
Forfeiture rate	Nil	1%

(1) Determined based on historical volatility of the Company.

Any change in the assumptions used could have a material impact on the fair value of the share-based compensation value. In addition, the Black-Scholes option pricing model was developed for options that have characteristics that are materially different to the Company’s stock options and for purposes other than to determine the fair value to be assigned to stock options.

RISK FACTORS

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are urged to review the discussion of risk factors associated with the Company’s business as set out in the Company’s Annual Information Form dated March 15, 2012, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com).

Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Company’s business, financial condition and/or operating results.

Political and Legislative

Canadian Zinc conducts its operations in the Mackenzie Valley in the Northwest Territories of Canada in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mineral exploration, mine development, and proposed mining, processing activities of Canadian Zinc, and the anticipated production, transportation and sale of mineral concentrates are subject to extensive federal, territorial, international and local laws, regulations and treaties, including various laws governing prospecting, development, production, transportation taxes, labour standards and occupational health, mine safety, toxic substances including mercury, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new laws, rules and regulations will not be enacted or that existing laws, rules and regulations will not be applied in a manner which could limit or curtail exploration, development, mining, processing, production and sale of concentrates. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

In 1998 - 2000 there was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition. In 2007, the Federal Government announced the Northern Regulatory Improvement Initiative to improve the current regulatory regime in the north of Canada and in May 2010 announced an Action Plan to improve northern regulatory regimes, which anticipate changes to the current legislative framework and regulatory processes.

In relation to Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk. The Government of Canada is facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations. Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek Mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted. The Company is not able to determine the impact of these risks on its business.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. Canadian Zinc does not hold all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek Mine. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary licences and permits as are required to explore and develop its properties, commence construction or operation of mining facilities or properties under exploration or development, or to obtain them within a reasonable time.

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River. The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site. The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek Mine is encircled by the newly expanded Nahanni National Park Reserve, however an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine Area, including the sites of storage and other facilities connected with that road.

The Company will require permits from the Minister of Environment and / or the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine Area. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary permits or to obtain them within a reasonable time or on acceptable terms.

The Company has experienced long delays in obtaining permits to date. The Company anticipates continuing difficulties and delays with its permitting activities and may face opposition and legal challenges from certain interests.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations. All phases of Canadian Zinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury.

There is no assurance that future changes in environmental laws or regulations, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at Prairie Creek, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Mine are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates”.

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on the Prairie Creek Property the Company must obtain regulatory approval, permits and licences and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained; Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc Corporation and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. If at any time in the future permits essential to operations are not obtained, or not obtained in a timely manner, or exemptions not granted, there is a risk that the Prairie Creek Mine may not be able to operate.

Metal Prices and Market Sentiment

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, as occurred in late 2008, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore. Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced. The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted. Factors tending to affect the price of metals include:

•	The relative strength of the U.S. dollar against other currencies;
•	Government monetary and fiscal policies;
•	Expectations of the future rate of global monetary inflation and interest rates;
•	General economic conditions and the perception of risk in capital markets;
•	Political conditions including the threat of terrorism or war;
•	Speculative trading;
•	Investment and industrial demand; and
•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world. Future production from Canadian Zinc’s mining property is dependent on mineral prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc could be forced to discontinue production and may lose its interest in, or may be forced to sell, its properties.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations. Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar. Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

The development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The development and exploration of Canadian Zinc’s property will require substantial additional financing. Failure to obtain sufficient financing will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Exploration and Evaluation

The business of exploring for minerals and mining involves a high degree of risk. There is no assurance the Company’s mineral exploration activities will be successful. Few properties that are explored are ultimately developed into producing mines. In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs. Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.

 Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

Mining operations generally involve a high degree of risk. Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves and Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Canadian Zinc’s control. Such estimation is a subjective process, and the accuracy of any reserve and resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves or Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Reserves or Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from reserve or resource estimates for many reasons including the following:

•	Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
•	Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s Mineral Reserves or Mineral Resources uneconomic;
•	Increases in operating mining costs and processing costs could adversely affect reserves or resources; and

•	The grade of reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the reserves or resources.

Any of these factors may require Canadian Zinc to reduce its Mineral Reserve or Mineral Resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations. Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms. In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons. Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties. The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. The validity and ownership of mining property holdings can be uncertain and may be contested. There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories. The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims. Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects. No assurances can be given that there are no title defects affecting such properties.

Vatukoula Gold Mines plc

As discussed in this MD&A, the Company has a significant interest in Vatukoula Gold Mines plc, which operates the Vatukoula Gold Mine in Fiji. Fiji has experienced political unrest and there may, at times, be challenges to foreign owned companies. In Fiji, VGM expenditures are made in Fijian dollars and revenues are in U.S. dollars. The parent company in the VGM group is based in the United Kingdom and reports in £ Sterling. The impact of foreign exchange fluctuations may have a material impact on the results of operations of VGM. As VGM is operating a working gold mine, it is exposed to risk from changes in commodity prices (notably gold) and also the price of oil on the world markets. Adverse changes in these prices could have a material impact on the operations of VGM and therefore the share price of VGM. On November 13, 2012, the value of the Company’s investment in VGM was $6.3 million.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this MD&A include statements with respect to:

•	the Company’s planned/proposed Prairie Creek Mine operations;
•	expectations around the process for obtaining operating permits;
•	the receipt and timing of necessary regulatory approvals;
•	the Company’s plans for further exploration at the Prairie Creek Mine;
•	future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations;
•	financings and the expected use of proceeds thereof;
•	the completion of financings and other transactions;
•	the outlook for future prices of zinc, lead and silver; and
•	the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business.

Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, the timing of exploration, development and mining activities and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce, delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Liquidity, Financial Condition and Capital Resources” and “Review of Financial Results.”

Other delays in factors that may cause actual results to vary materially include, but are not limited to, the receipt of permits or approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations), cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company or from the SEC’s website at http://www.sec.gov/edgar.shtml.